UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
______________________

FORM 11-K
______________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number: 001-31567

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CENTRAL PACIFIC FINANCIAL CORP.
220 South King Street
Honolulu, Hawaii 96813

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Retirement Plans Administrative
Committee of the Board of Directors of
Central Pacific Bank 401(k) Retirement Savings Plan
Honolulu, HI

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Central Pacific Bank 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2019, and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of Central Pacific Bank 401(k) Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2019

Sacramento, CA
June 24, 2020

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018

Total investments at fair value	$147,370,495	$123,387,789

Notes receivable from participants	2,001,500	2,079,479

Net assets available for benefits	$149,371,995	$125,467,268

See accompanying notes to financial statements.

CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
December 31, 2019

2019
Investment income:
Net appreciation in fair value of investments	$20,398,598
Dividend income	5,116,627
Interest income	421,045
Total net investment income	25,936,270

Interest income on notes receivable from participants	80,194

Contributions:
Participants	5,116,475
Employer	2,317,619
Rollovers	534,791
Total contributions	7,968,885

Benefits paid to participants	(9,954,451)
Administrative expenses, net	(126,171)
Total deductions to net assets available for benefits	(10,080,622)

Net increase in net assets available for benefits	23,904,727

Net assets available for benefits:
Beginning of year	125,467,268
End of year	$149,371,995

See accompanying notes to financial statements.

 CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

(1)Description of the Plan
The following brief description of the Central Pacific Bank 401(k) Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions.
(a)General
The Plan is a defined contribution retirement savings plan covering all employees of Central Pacific Bank and subsidiaries (the "Bank"), a wholly owned subsidiary of Central Pacific Financial Corp. (the "Company"), and certain other affiliated companies. The Plan permits employees to make participant contributions and receive base matching contributions after six months of service. Additionally, employees who have completed one year of employment and 1,000 hours of service during the year are entitled to share in any excess matching, discretionary profit sharing, and Employee Stock Ownership Plan ("ESOP") contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.
(b)Participant Contributions
Participant contributions to the Plan are based on an elected percentage of 1% to 100% of participant compensation up to the limit set by the Internal Revenue Service ("IRS") of $19,000 in 2019. Participants who have attained age 50 before the end of the plan year are eligible to make additional catch-up contributions up to the IRS limit of $6,000 in 2019.
Effective January 4, 2016, the Plan adopted an automatic contribution arrangement ("auto-enrollment") under which newly eligible Plan participants are automatically enrolled in the Plan with a 4% pre-tax contribution rate and in a default investment (an age-appropriate Target Retirement Fund) unless the participants opt out or otherwise make a different election for their Plan contributions and investments. The 4% contribution rate allows participants to receive the maximum Company match on their contributions. As part of the initial roll out of the auto-enrollment, current Plan participants who were already eligible but not contributing, or contributing less than 4%, to the Plan were included in the automatic enrollment. Participants can change their Plan contribution and investments at any time regardless of when or what elections were previously made.
In April 2017, the Plan added an auto-increase feature which, unless opted out of, automatically increases the pre-tax contributions of certain Plan participants by 1% annually until a contribution cap of 10% is reached. Participants subject to the auto-increase each year are those who: (1) contribute less than 10%, (2) have not opted out of auto-increase, (3) have not opted out of auto-enrollment, and (4) have been a participant for more than 3 months. Certain other participants are excluded from the program, such as those who make only Roth contributions, or have elected Vanguard to manage their account for them. Participants can opt out of the program at anytime.

In May 2019, the Plan was modified to allow participants to take hardship withdrawals for losses incurred due to a federally declared disaster and burial or funeral expenses for a deceased parent. Hardship withdrawals may be taken from a participant's own contributions, including the earnings thereon.

(c)Employer Contributions - 401(k)
The Bank makes matching contributions to the Plan out of its own funds equal to 100% of the elective deferrals made by eligible participants, up to a limit of 4% of the participant's eligible compensation (the "Base Matching Contribution"). The Bank may also make additional matching contributions ("Excess Matching Contributions") at its discretion. The Bank did not make any Excess Matching Contributions in 2019. There were no employer contributions receivable related to Base and Excess Matching Contributions at December 31, 2019 and 2018.
(d)Employer Contributions - Profit Sharing
The Bank's annual profit sharing contribution is at the discretion of the Bank's board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. The participant must be employed on the last day of the plan year to be eligible to share in any profit sharing contribution. The Bank did not make any profit sharing contributions in 2019.
(e)Employer Contributions - Employee Stock Ownership Plan
The Bank may also make ESOP contributions in the form of company stock to the Plan at the discretion of the Bank's board of directors. The annual contribution is limited to the maximum allowed deduction for federal income tax purposes and may not exceed 25% of the compensation earned by eligible participants during the plan year. The Bank did not make any ESOP contributions in 2019.
(f)Participants' Accounts and Forfeitures
Each participant's account is credited with the participant's contribution, the employer matching contribution, and any specified discretionary contributions, and is credited or charged with an allocation of plan net earnings or losses and plan administrative expenses. Daily allocations of plan net earnings or losses are based on participants' account balances at the end of the previous day. Forfeitures of employer contributions may be: (1) reallocated to participants, (2) used to reduce employer contributions, or (3) used to offset plan expenses. The Bank uses forfeitures to offset plan expenses as allowed in the plan document. At December 31, 2019, there were $1,197 of forfeited non-vested employer matching contributions and $2,925 of forfeited non-vested profit sharing contributions to be used to offset plan expenses. At December 31, 2018, there were $775 of forfeited non-vested employer matching contributions and $1,283 of forfeited non-vested profit sharing contributions to be used to offset plan expenses. In 2019, there were no plan expenses paid by the application of forfeited non-vested accounts.
(g)Vesting
Participant contributions and employer Base Matching Contributions plus actual earnings thereon are immediately vested. A participant's balance of his or her employer Excess Matching Contributions and discretionary profit-sharing and ESOP contributions are vested based on the participant's years of service, at a rate of 20% per year.
(h)Notes Receivable from Participants
Participants may borrow from their account up to 50% of their vested 401(k) account balance up to a maximum of $50,000, provided that the loan is paid back with interest within 5 years (or 15 years for the purchase of a primary residence). The loans are secured by the balance in the participant's account and bear interest at prevailing rates. Participant loans may be granted for any personal reason. At December 31, 2019, notes receivable from participants bear interest at various rates ranging from 2.75% to 8.25%.
(i)Payment of Benefits
Upon a participant's death, disability, retirement, or other termination of employment with the Bank, the participant will elect to be paid either a lump-sum amount, periodic installments over a fixed period, a direct rollover to another qualified plan or traditional individual retirement account, or a combination of these options equal to the value of his or her account. If a participant's vested interest in his or her account is $1,000 or less, the participant's vested interest may be distributed to the participant in a lump sum as soon as practicable after the participant's severance from employment. No consent of the participant is required for this involuntary cash-out to be made.
(j)Administration
The Plan is administered by an administrative committee, which is composed of certain appointed employees of the Bank. The administrative committee has the responsibility of selecting the investment options of the trust into which participants can direct their contributions.
Vanguard Fiduciary Trust Company (the "Trustee") is the trustee of the Plan. The Trustee has the responsibilities of investing, holding, collecting, distributing, and accounting for the assets of the trust.
All expenses incurred in the administration of the Plan have been paid by the Bank to the extent not paid by the Plan. These expenses paid by the Bank totaled $71,043 in 2019.

(2)Summary of Significant Accounting Policies
(a)Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
(b)Use of Estimates
The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(c)Investment Valuation and Income Recognition
The Plan's investments are stated at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures". Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 discusses acceptable valuation techniques and the related valuation inputs used. These inputs are assumptions market participants use in pricing investments. ASC 820 establishes a fair value hierarchy that prioritizes the inputs, which are summarized as follows:
Level 1 - Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.
Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that require the use of significant judgment or estimation.
The Plan's investment in the Company's stock is included in a unitized stock fund. The Central Pacific Financial Corp. Stock Fund (the "stock fund") consists of shares of Company stock, measured at fair value, and a small investment in a money market fund for liquidity purposes, and is divided into units (rather than shares of stock) for the purpose of valuing assets of the Plan and the members' accounts. A unit represents a proportionate ownership interest in investments of the stock fund. A unit value is calculated daily by dividing the total value of Company stock and the money market fund by the number of units credited to members. Common stock is valued at its year-end unit closing price (based on year-end market price). Quoted market prices in active markets are used to value the money market fund. Mutual funds are valued based on quoted market prices in active markets.
The collective trust funds invest primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. These investments are presented at the net asset value of units held by the Plan based on the fair value of the underlying assets as of December 31 in the statements of net assets available for benefits. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant-directed redemptions have no restrictions; however, the Plan may be required to provide a one-year redemption notice to liquidate its entire share in the funds.

The following tables set forth by level, within the fair value hierarchy, the Plan's net assets at fair value as of December 31, 2019 and 2018:

	Total	Level 1	Level 2	Level 3
December 31, 2019:
Mutual funds	$128,028,865	$128,028,865	$—	$—
Common stock fund:
Common stock	1,575,875	1,575,875	—	—
Money market fund	15,224	15,224	—	—
Total common stock fund	1,591,099	1,591,099	—	—
Total Plan assets in fair value hierarchy	129,619,964	129,619,964	—	—

Collective trust funds, at net asset value (*)	17,750,531
Total investments	$147,370,495

	Total	Level 1	Level 2	Level 3
December 31, 2018:
Mutual funds	$105,032,201	$105,032,201	$—	$—
Common stock fund:
Common stock	1,545,129	1,545,129	—	—
Money market fund	15,070	15,070	—	—
Total common stock fund	1,560,199	1,560,199	—	—
Total Plan assets in fair value hierarchy	106,592,400	106,592,400	—	—

Collective trust funds, at net asset value (*)	16,795,389
Total investments	$123,387,789

(*) In accordance with ASC 820-10, certain investments that are measured at net asset value per share (or its equivalent as a practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

There were no transfers in or out of levels 1, 2, or 3 during the years ended December 31, 2019 and 2018.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
(d)Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2019 and 2018.
(e)Payment of Benefits
Benefits are recorded when paid.
(f)Risks and Uncertainties
The Plan may invest in various types of investment securities, including shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. Stock Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(3)Related-Party Transactions
Plan investments include shares of mutual funds and shares of a collective trust fund managed by an affiliate of the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Administrative expenses paid to the Trustee by the Plan amounted to $126,171 for the year ended December 31, 2019. Participant loans also qualify as exempt party-in-interest transactions.
Plan investments also include 53,275 and 63,455 shares of Central Pacific Financial Corp. common stock held in the Central Pacific Financial Corp. Stock Fund as of December 31, 2019 and 2018, respectively.

The Plan purchased $55,669 in shares of the Central Pacific Financial Corp. Stock Fund during the year ended December 31, 2019. The Plan received $50,503 in dividends from Central Pacific Financial Corp. during the year ended December 31, 2019.

(4)Plan Termination
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their employer contributions.

(5)Tax Status
The Plan obtained its latest determination letter dated September 30, 2013, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Plan is exempt from income tax and therefore no provision for income taxes has been included in the Plan's financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

(6) Subsequent Events
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China, and has since spread to a number of other countries, including the United States. In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a National Public Health Emergency. The COVID-19 pandemic has severely impacted the level of economic activity in the local, national and global economies. The pandemic has resulted in temporary closures of many businesses and the institution of social distancing and sheltering in place requirements in many states and communities. The COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of the Company’s common stock and other Plan assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.
In response to the COVID-19 pandemic, Congress passed the Coronavirus Aid, Relief and Economic Security ("CARES") Act on March 27, 2020. Section 2202 of the CARES Act provides for expanded distribution options and favorable tax treatment for up to $100,000 of COVID-19-related distributions from eligible retirement plans to qualified individuals, as well as special rollover rules with respect to such distributions. It also increases the limit on the amount a qualified individual may borrow from an eligible retirement plan and permits a plan sponsor to provide qualified individuals up to an additional year to repay their plan loans.

In May 2020, the Plan was modified with the following three options to provide assistance to employees impacted by COVID-19: (1) loan payments can be suspended for up to one year, (2) special withdrawals will be permitted and (3) required minimum distributions are waived for 2020. The Plan's Management continues to review the provisions in the CARES Act and may make additional resulting changes to the Plan.
In May 2020, the Company decided to temporarily suspend matching contributions to the Plan effective July 1, 2020 due to uncertainty surrounding the effects of COVID-19 on the Company's financial statements.

				Schedule H
CENTRAL PACIFIC BANK
401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

	(b)	(c)
	Identity of issue,	Description of investment including		(e)
	borrower, lessor,	maturity date, rate of interest,		Current
(a)	or similar party	collateral, par, or maturity value		value **
	Mutual funds:
*	Vanguard PRIMECAP Fund: Admiral Shares	Mutual fund	154,807 shares	$22,318,570
*	Vanguard Total Stock Market Index Fund	Mutual fund	207,826 shares	16,563,753
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual fund	420,948 shares	10,149,052
*	Vanguard Total International Stock Index Fund	Mutual fund	79,224 shares	9,464,863
*	Vanguard Growth and Income Fund Admiral Shares	Mutual fund	104,111 shares	8,831,725
*	Vanguard Windsor II Fund: Admiral Shares	Mutual fund	127,907 shares	8,262,774
*	Vanguard Institutional Target Retirement 2025 Fund	Mutual fund	316,465 shares	7,826,191
*	Vanguard Long-Term Investment Grade Fund: Admiral Shares	Mutual fund	671,747 shares	7,355,627
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual fund	278,267 shares	6,990,064
*	Vanguard Institutional Target Retirement 2035 Fund	Mutual fund	180,934 shares	4,613,825
*	Hartford Schroders U.S. Small Cap Opportunities Fund	Mutual fund	164,672 shares	4,546,585
*	Vanguard Total Bond Market Index Fund	Mutual fund	393,090 shares	4,343,641
*	Vanguard Institutional Target Retirement 2015 Fund	Mutual fund	131,500 shares	3,023,193
*	Vanguard Institutional Target Retirement 2040 Fund	Mutual fund	167,460 shares	4,333,865
*	Vanguard Institutional Retirement Income Fund	Mutual fund	134,183 shares	3,035,225
*	Vanguard International Growth Fund Admiral Shares	Mutual fund	2,592 shares	266,454
*	Vanguard Institutional Target Retirement 2045 Fund	Mutual fund	98,585 shares	2,580,954
*	Vanguard Institutional Target Retirement 2050 Fund	Mutual fund	55,084 shares	1,444,308
*	Vanguard Institutional Target Retirement 2055 Fund	Mutual fund	39,554 shares	1,041,057
*	Vanguard Institutional Target Retirement 2060 Fund	Mutual fund	28,560 shares	752,841
*	Vanguard Total International Bond Index Fund	Mutual fund	8,746 shares	197,838
*	Vanguard Institutional Target Retirement 2065 Fund	Mutual fund	2,435 shares	58,792
*	Vanguard Federal Money Market Fund	Mutual fund	27,668 shares	27,668
	Total mutual funds, at fair value			128,028,865

	Common stock fund:
*	Central Pacific Financial Corp.	Common stock	53,275 shares	1,575,875
*	Vanguard Federal Money Market Fund	Money market fund	15,224 shares	15,224
	Total common stock fund, at fair value		3,161,961 units	1,591,099

*	Collective trust fund: Vanguard Retirement Savings Trust III	Collective trust fund	17,748,410 units	17,748,410
*	Collective trust fund: Vanguard Retirement Savings Trust	Collective trust fund	2,121 units	2,121
	Total collective trust funds, at net asset value			17,750,531

*	Participant loans	225 notes receivable from participants, with interest rates ranging from 2.75% to 8.25%, maturing in years beginning in 2020 through 2033		2,001,500
	Total			$149,371,995

*	Party-in-interest.
**	Related cost information is not required for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Central Pacific Financial Corporation who administers the employee benefit plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL PACIFIC BANK 401(k) RETIREMENT SAVINGS PLAN

Date:	June 24, 2020	By:	/s/ Patricia Foley
Patricia Foley
Executive Vice President, Human Resources

Exhibit Index

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm